

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 14, 2008

Mr. Leonard DiSalvo
Vice President and Chief Financial Officer
Zapata Corporation
1000 Meridian Centre, Suite 350
Rochester, NY 14618

> **Re: Zapata Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **Supplemental response filed June 13, 2008**

Dear Mr. DiSalvo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief